Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108615

WACHOVIA CORPORATION

Prospectus Supplement

(To Prospectus dated September 8, 2003)

Dividend Reinvestment and Stock Purchase Plan

Common Stock

(Par Value $3.33 1/3 per share)

This prospectus supplement is part of, and should be read in conjunction with, the prospectus relating to our Dividend Reinvestment and Stock Purchase Plan dated September 8, 2003. This supplement describes certain changes to the Plan and supersedes the information in the prospectus only to the extent inconsistent with the prospectus. The changes to the Plan include:

Administration. Effective April 3, 2006, the Plan administrator, transfer agent and dividend disbursement agent will change from Wachovia Bank, National Association to American Stock Transfer & Trust Company. After that date, all references in the prospectus to the Plan administrator shall refer to American Stock Transfer & Trust Company. The new contact information is:

Mailing Address	Overnight Delivery Address
Wachovia Shareholder Services c/o American Stock Transfer & Trust Company P.O. Box 2328 New York, NY 10038	Wachovia Shareholder Services c/o American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, NY 11219

800-347-1246

Monday through Thursday, 8:00 a.m. to 7:00 p.m. ET

Friday, 8:00 a.m. to 5:00 p.m. ET

Optional Cash Payments. Any optional cash payments should be made payable to “American Stock Transfer & Trust Company” as the new Plan administrator. For additional information about optional cash payments, see Question 18 of the prospectus.

Expenses to Participants in Connection with the Plan. In the event your check or direct debit of cash for an optional cash payment is returned due to insufficient funds, the Plan administrator will debit from your account the amount of the optional cash payment previously credited to you. However, if the Plan administrator has already purchased shares of our common stock with those funds, the Plan administrator will sell the purchased shares and apply the proceeds to cover the amount of the item returned due to insufficient funds. If the proceeds from the sale of shares purchased are not sufficient to cover the returned item, then the Plan administrator reserves the right to sell additional shares from your account. In addition, the Plan administrator reserves the right to sell additional shares from your account to cover any “insufficient funds” fee charged. For additional information about expenses to participants in connection with the Plan, see Question 12 of the prospectus.

If you have any questions, please contact the Plan administrator at 800-347-1246. In addition, the prospectus dated September 8, 2003 is available on Wachovia’s website at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Shareholder Services—Dividend Reinvestment and Stock Purchase Plan”.

This prospectus supplement is dated March 30, 2006